SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Frederick’s of Hollywood Group Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

35582T108

(CUSIP Number)

Philip A. Falcone

Chief Executive Officer

Harbinger Group Inc.

450 Park Avenue, 30th Floor

New York, New York 10022

(212) 906-8555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 35582T108	Page 1 of 13

1	Name of reporting person Five Island Asset Management LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (see Item 5)
	8	Shared voting power 0 (see Item 5)
	9	Sole dispositive power 0 (see Item 5)
	10	Shared dispositive power 0 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 0 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 0% (see Item 5)
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 35582T108	Page 2 of 13

1	Name of reporting person Harbinger Group Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 51,984,977 (see Item 5)
	8	Shared voting power 36,216,537 (see Item 5)
	9	Sole dispositive power 51,984,977 (see Item 5)
	10	Shared dispositive power 0 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 88,201,514 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 85.4% (see Item 5)
14	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 35582T108	Page 3 of 13

1	Name of reporting person Philip A. Falcone
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 51,984,977 (see Item 5)
	8	Shared voting power 36,216,537 (see Item 5)
	9	Sole dispositive power 51,984,977 (see Item 5)
	10	Shared dispositive power 0 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 88,201,514 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 85.4% (see Item 5)
14	Type of reporting person (see instructions) IN

CUSIP No. 35582T108	Page 4 of 13

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 25, 2013 (as amended, the “Schedule 13D”), and is being filed by the Reporting Persons with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Frederick’s of Hollywood Group Inc. (the “Issuer”), a New York corporation with principal executive offices located at 6255 Sunset Boulevard, Hollywood, CA. This Amendment supplements or amends the Schedule 13D as set forth herein.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to include the following:

(a–c) This Schedule 13D is being filed by Five Island Asset Management LLC, a Delaware limited liability company (“Five Island”), Harbinger Group Inc., a Delaware corporation (“HGI”), and Mr. Philip Falcone (together with Five Island and HGI, the “Reporting Persons”).

The shares of Common Stock reported in this Schedule 13D are beneficially owned by HGI and held in the name of HGI Funding, LLC, a Delaware limited liability company (“HGI Funding”) and a direct wholly-owned subsidiary of HGI.

Mr. Falcone does not own directly any securities of the Issuer. However, as a result of Mr. Falcone’s position as the Chief Executive Officer and Chairman of the Board of Directors of HGI and his relationship with the Controlling Persons (as defined below), Mr. Falcone may be deemed to beneficially own securities of the Issuer beneficially owned by HGI. Each of the Reporting Persons specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such Common Stock.

The information required by General Instruction C to Schedule 13D with respect to (i) the executive officers and directors of HGI is listed on Schedule A hereto under the heading “HGI Executive Officers and Directors”; and (ii) each person controlling HGI is listed on Schedule A hereto under the heading “HGI Controlling Persons” (the persons identified in clause (i) and (ii), the “Controlling Persons” and, together with the Reporting Persons, the “Harbinger Persons”). HGI is a holding company with its principal business address located at 450 Park Avenue, 30th Floor, New York, NY 10022. Mr. Falcone is a United States citizen. Mr. Falcone is the Chief Executive Officer and Chairman of the Board of Directors of HGI and has the relationship with the Controlling Persons described in Schedule A hereto.

Certain additional information required by this Item 2 and General Instruction to Schedule 13D is set forth on Schedule A, which is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following as the last paragraph thereof:

On September 26, 2013, HGI Funding agreed to purchase from Five Island 104,545 shares of Series B Preferred Stock and 10,166,977 Warrants (as defined below) (the “Transferred Securities”) pursuant to a transfer and sale

CUSIP No. 35582T108	Page 5 of 13

agreement, dated as of September 26, 2013, by and between Five Island and HGI Funding (the “Transfer and Sale Agreement”) in exchange for $10,653,100. Pursuant to the terms of the Transfer and Sale Agreement, the transfer of the Transferred Securities will become effective on September 27, 2013. In connection with HGI Funding’s purchase of the Transferred Securities, Five Island also assigned to HGI Funding all of Five Island’s right, title and interest in and to the Voting Agreement pursuant to an assignment agreement, dated as of September 26, 2013, by and between Five Island and HGI Funding (the “Assignment Agreement”). HGI Funding funded the acquisition of the Issuer’s securities from Five Island described in this Amendment with funds available from internal working capital.

Reference to the Transfer and Sale Agreement and the Assignment Agreement are qualified in their entirety by the Transfer and Sale Agreement and the Assignment Agreement, copies of which are attached hereto as Exhibits 1 and 2, respectively, and incorporated herein by reference in their entirety.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to add the following paragraphs:

On September 26, 2013, HGI Funding, TTG Apparel, LLC, a Delaware limited liability company (“TTG”) and Tokarz Investments, LLC, a Delaware limited liability (“TKZ”), Fursa Alternative Strategies LLC, a Delaware limited liability (“Fursa”) and Arsenal Group LLC, a Delaware limited liability (“Arsenal” and, together with HGI Funding, TTG, TKZ and Fursa, the “Consortium Members”) entered into a non-binding consortium term sheet agreement (the “Consortium Term Sheet”). Under the Consortium Term Sheet, the Consortium Members agreed, among other things, to jointly deliver a non-binding proposal (the “Proposal”) to the Issuer’s board of directors for the acquisition of all of the publicly held Common Stock (the “Publicly Held Shares”) in a “going private” transaction with the Issuer, and to use their commercially reasonable efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Issuer’s approval, to enter into definitive agreements in respect of the transactions contemplated under the Proposal.

On September 26, 2013, the Consortium Members submitted a letter outlining the Proposal (the “Proposal Letter”) to the Issuer’s board of directors. Under the Proposal, the Consortium Members would acquire, through an acquisition vehicle (the “Acquisition Vehicle”) to be formed by the Consortium Members, all of the Publicly Held Shares for $0.23 per share of Common Stock (the “Cash Merger Consideration”). The Consortium Members also stated in the Proposal that they are interested only in acquiring the Publicly Held Shares, and that they do not intend to sell their stakes in the Issuer. The Proposal would be structured as a merger requiring the approval of not less than two-thirds of the Issuer’s shareholders. Under the Proposal, the holders of the Publicly Held Shares would receive the Cash Merger Consideration, and the Consortium Members would receive equity in the Acquisition Vehicle under the terms of an equity rollover agreement. Under the Proposal, HGI Funding and its affiliates will work with the Issuer’s existing lenders to cause the Issuer’s current credit facility to be increased by up to $11 million (the “Loan Increase Amount”). Promptly following such increase, it is expected that $5 million of the Loan Increase Amount (the “Bridge Portion”) will be funded to provide short term working capital and balance sheet liquidity to the Issuer. The Bridge Portion will have an initial

CUSIP No. 35582T108	Page 6 of 13

maturity date of 6 months following the funding thereof. At the effective time of the Merger (as defined in the Consortium Term Sheet), the remainder of the Loan Increase Amount will be funded and used to provide acquisition financing in connection with the Merger. Upon the consummation of the Merger, HGI Funding and its affiliates will use their reasonable best efforts to work with the Issuer’s lenders to extend the maturity date of the Bridge Portion to equal the maturity date of the Issuer’s other indebtedness under its existing credit agreement.

The Consortium Members stated in the Proposal Letter that they are prepared to negotiate and finalize the terms of the proposed transactions in definitive transaction documents, which will provide for covenants and conditions typical and appropriate for transactions of this type. The Proposal also provided that no binding obligation on the part of the Issuer or the Consortium Members shall arise with respect to the proposed transactions unless and until a definitive agreement has been executed. If the transactions contemplated under the Proposal are completed, the Common Stock would become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act and cease to be quoted on the OTCQB Marketplace.

The foregoing is a summary of the Consortium Members’ current proposal and should not be construed as an offer to purchase shares of the Issuer’s Common Stock. Neither the Issuer, on the one hand, nor any of the Consortium Members or Reporting Persons, on the other hand, is obligated to pursue or to complete the proposed transaction with the other. The Consortium Members and Reporting Persons reserve the right to modify the Proposal in any way or to withdraw the Proposal at any time.

The Reporting Persons do not intend to update this Amendment by making further disclosure regarding any plans and the Proposal described herein until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable securities laws. The information set forth in response to this Item 4, and references to the Transfer and Sale Agreement, the Assignment Agreement, the Consortium Term Sheet and the Proposal in this Amendment, are qualified in their entirety by reference to the Transfer and Sale Agreement, the Assignment Agreement, the Consortium Term Sheet and the Proposal Letter, copies of which are attached hereto as Exhibits 1 through 4, respectively, and incorporated herein by reference in their entirety.

CUSIP No. 35582T108	Page 7 of 13

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to include the following:

References to percentage ownerships of Common Stock in this Schedule 13D are based on the 103,338,431 voting securities of the Issuer believed by the Reporting Persons to be outstanding as of June 11, 2013, which are comprised of (i) 39,142,699 shares of Common Stock and (ii) voting securities of the Issuer outstanding after giving effect to the exercise or conversion of (A) 55,625 shares of Series A Preferred Stock (as defined in Item 6 of the Schedule 13D), representing, in the aggregate, 6,011,905 shares of Common Stock, which are owned by TTG and which the Reporting Persons may be deemed to beneficially own (as described herein), (B) 104,545 shares of Series B Preferred Stock, representing, in the aggregate, 41,818,000 shares of Common Stock, which are owned beneficially by the Reporting Persons, (C) warrants representing, in the aggregate, 1,500,000 shares of Common Stock, which are owned by Fursa and Arsenal and which the Reporting Persons may be deemed to beneficially own (as described herein), (D) warrants representing, in the aggregate, 1,500,000 shares of Common Stock, which are owned by TTG and which the Reporting Persons may be deemed to beneficially own (as described herein), (E) certain Corresponding Securities (as defined below) representing, in the aggregate, 3,198,850 shares of Common Stock, which are not held by the Reporting Persons or the Shareholders, and (F) Warrants representing, in the aggregate, 10,166,977 shares of Common Stock, which are beneficially owned by the Reporting Persons. As discussed further below, the Warrants may not be exercised unless the Corresponding Securities (as defined below), which are not beneficially owned by the Reporting Persons, are exercised or converted prior to, or simultaneously with, the exercise of the Warrants. Accordingly, for purposes of calculating percentage ownerships of Common Stock in this Schedule 13D, it is assumed that the warrants representing 3,198,850 shares of Common Stock not held by the Reporting Persons or the Shareholders have been exercised.

(a, b) As of the date hereof, HGI (through HGI Funding) may be deemed to beneficially own (i) 104,545 shares of Series B Preferred Stock, which are convertible into an aggregate of 41,818,000 shares of Common Stock and (ii) 10,166,977 shares of Common Stock, which HGI Funding may purchase pursuant to warrants with exercise prices ranging from $0.01 to $1.21 per share (the “Warrants”). Pursuant to their terms, the Warrants are only exercisable upon a corresponding exercise or conversion of securities representing 10,166,977 shares of Common Stock (the “Corresponding Securities”), 3,198,850 of which are not held by the Reporting Persons or the Shareholders.

As a result of the Consortium Members entering into the Consortium Term Sheet, HGI (through HGI Funding) may be deemed to share with each Shareholder the power to vote, or to direct the voting of, Common Stock that may be deemed to be beneficially owned by such Shareholders. In addition, as a result of the assignment of the Voting Agreement by Five Island to HGI Funding, HGI (through HGI Funding) may be deemed to share with each Shareholder the power to vote, or to direct the voting of, such Shareholder’s Common Stock solely with respect to those matters described in the Voting Agreement. Accordingly, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), HGI (through HGI Funding) may be deemed to beneficially own the 36,216,537 shares of Common Stock that are beneficially owned by the Shareholders, and HGI and the Shareholders may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim any such group membership and nothing herein shall be deemed an admission by the Reporting Persons as to the existence of such a group.

Accordingly, if HGI (through HGI Funding) is deemed to beneficially own the 36,216,537 shares of Common Stock that are owned by the Shareholders, as of the date hereof, HGI (through HGI Funding) may be deemed to be the beneficial owner of 88,201,514 shares of Common Stock, constituting 85.4% of the outstanding voting securities of the Issuer. HGI (through HGI Funding) has the sole power to vote or direct the vote of 51,984,977 shares of Common Stock; may be deemed to have shared power to vote or direct the vote of 36,216,536 shares of Common Stock (if HGI is deemed to beneficially own the shares of Common Stock that are owned by the Shareholders); has sole power to dispose or direct the disposition of 51,984,977 shares of Common Stock; and has shared power to dispose or direct the disposition of 0 shares of Common Stock.

CUSIP No. 35582T108	Page 8 of 13

(a, b) As of the date hereof, Mr. Falcone does not own directly any securities of the Issuer. However, as a result of relationships described in Item 2 hereof, HGI and Mr. Falcone may be deemed to beneficially own the Common Stock owned by HGI. Each of the Reporting Persons specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such Common Stock.

(c) Other than as described in this Amendment, to the Reporting Persons’ knowledge, neither the Reporting Persons, nor any Schedule A Person has effected any transaction in the shares of Common Stock during the past 60 days.

(d) To the Reporting Persons’ knowledge, no person other than the Shareholders has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Amendment.

(e) On September 26, 2013, Five Island ceased to be the beneficial owner of any securities of the Issuer.

All information contained in this Amendment relating to (i) the Consortium Members (other than HGI Funding), and (ii) the shares of Common Stock owned by each of the Shareholders, is based on information provided by such Consortium Member or Shareholder, respectively, or contained in publicly available filings. While the Reporting Persons have no reason to believe that such information is inaccurate or incomplete, the Reporting Persons do not assume any responsibility for the accuracy or completeness of such information.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following paragraphs:

The descriptions of the principal terms of the Proposal and the Consortium Term Sheet under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Consortium Members and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Transfer and Sale Agreement by and between Five Island Asset Management LLC and HGI Funding, LLC, dated as of September 26, 2013.

Exhibit 2	Assignment Agreement by and between Five Island Asset Management LLC and HGI Funding, LLC, dated as of September 26, 2013.

Exhibit 3	Consortium Term Sheet by and among the Consortium Members, dated as of September 26, 2013.

Exhibit 4	Proposal Letter from the Consortium Members to the Issuer’s board of directors, dated as of September 26, 2013.

Schedule A

HGI Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation

Philip A. Falcone	450 Park Avenue, 30th Floor, New York, NY 10022	US	Chief Executive Officer & Chairman of the Board of HGI (See below for relationship with Controlling Persons)

Omar M. Asali	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director and President

Thomas A. Williams	450 Park Avenue, 30th Floor, New York, NY 10022	US	Executive Vice President and Chief Financial Officer

David M. Maura	450 Park Avenue, 30th Floor, New York, NY 10022	US	Executive Vice President & Director

Michael Kuritzkes	450 Park Avenue, 30th Floor, New York, NY 10022		Executive Vice President & General Counsel

Michael Sena	450 Park Avenue, 30th Floor, New York, NY 10022	US	Vice President and Chief Accounting Officer

Lap Wai. Chan	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director

Keith M. Hladek	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director

Frank Ianna	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director

Gerald Luterman	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director

Robin Roger	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director

HGI Controlling Persons

Name	Business Address	Citizenship	Principal Occupation

Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”)	c/o International Fund Services (Ireland) Limited, 78 Sir John Rogerson’s Quay, Dublin 2, Ireland	Cayman Islands	Investment Vehicle

Harbinger Capital Partners LLC (“HCP LLC”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Master Fund

Harbinger Holdings, LLC (“Harbinger Holdings”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Manager of HCP LLC, Managing Member of HCPSS (as defined below)

Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Vehicle

Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	General Partner of the Special Fund

Global Opportunities Breakaway Ltd. (the “Global Fund”)	c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1- 1104	Cayman Islands	Investment Vehicle

Harbinger Capital Partners II LP	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Global Fund

Philip A. Falcone	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Managing Member of Harbinger Holdings, Portfolio Manager of the Master Fund, Portfolio Manager of the Special Fund

None of the Harbinger Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as set forth below, none of the Harbinger Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In June 2012, HCP LLC settled administrative proceedings regarding compliance with Rule 105 of Regulation M with respect to three offerings. In connection with the settlement, the Commission issued an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934 and Section 203(e) of the Investment Advisers Act of 1940, making findings, and imposing remedial sanctions and a cease-and-desist order against HCP LLC for three violations of Rule 105. The order censures HCP LLC and requires HCP LLC to cease and desist from committing or causing any violations and any future violations of Rule 105. HCP LLC paid disgorgement, prejudgment interest and a civil monetary penalty in connection with the order. HCP LLC consented to the issuance of this order without admitting or denying any of the findings contained therein.

On September 16, 2013, the United States District Court for the Southern District of New York entered a final judgment (the “Final Judgment”) approving a settlement between the Securities and Exchange Commission (“SEC”) and HCP LLC, HCPSS, Harbinger Capital Partners Offshore Manager, L.L.C., and Philip Falcone (collectively, the “HCP Parties”), in connection with the two civil actions previously filed against the HCP Parties by the SEC. One civil action alleged that certain HCP Parties violated the anti-fraud provisions of the federal securities laws by engaging in market manipulation in connection with the trading of the debt securities of a particular issuer from 2006 to 2008. The other civil action alleged that certain HCP Parties violated the anti-fraud provisions of the federal securities laws in connection with a loan made by HCPSS to Philip Falcone in October 2009 and alleged further violations in connection with the circumstances and disclosure regarding alleged preferential treatment of, and agreements with, certain fund investors.

The Final Judgment bars and enjoins Mr. Falcone for a period of five years (after which he may seek the consent of the appropriate self-regulatory organization or if none, the SEC, to have the bar and injunction lifted) from acting as or being an associated person of any “broker,” “dealer,” “investment adviser,” “municipal securities dealer,” “municipal adviser,” “transfer agent,” or “nationally recognized statistical rating organization,” as those terms are defined in

Section 3 of the Securities Exchange Act of 1934 and Section 202 of the Investment Advisers Act of 1940 (such specified entities, collectively, the “Specified Entities”). Under the Final Judgment, Mr. Falcone may continue to own and control HGI and its subsidiaries and continue to serve as HGI’s Chief Executive Officer, director and Chairman of the Issuer’s board except that during the period of the bar Mr. Falcone may not, other than as a result of his ownership and control of the HGI and its subsidiaries, engage in any actions that would result in him being an associated person of certain subsidiaries of HGI that are Specified Entities. During the period of the bar, Mr. Falcone may also remain associated with HCP LLC and other HCP LLC related entities, provided that, during such time, Mr. Falcone’s association must be limited as set forth in the Final Judgment. The settlement requires the HCP Parties to pay disgorgement of profits, prejudgment interest, and civil penalties totaling approximately $18 million.

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13D relating to the shares of Common Stock (par value $0.01 per share) of Frederick’s of Hollywood Group Inc. shall be filed on behalf of the undersigned.

FIVE ISLAND ASSET MANAGEMENT LLC

/s/ Thomas A. Williams
Name:	Thomas A. Williams
Title:	Executive Vice President and Chief Financial Officer

HARBINGER GROUP INC.

/s/ Thomas A. Williams
Name:	Thomas A. Williams
Title:	Executive Vice President and Chief Financial Officer

/s/ Philip A. Falcone
Philip A. Falcone

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2013

FIVE ISLAND ASSET MANAGEMENT LLC

/s/ Thomas A. Williams
Name:	Thomas A. Williams
Title:	Executive Vice President and Chief Financial Officer

HARBINGER GROUP INC.

/s/ Thomas A. Williams
Name:	Thomas A. Williams
Title:	Executive Vice President and Chief Financial Officer

/s/ Philip A. Falcone
Philip A. Falcone